                                   EXHIBIT 99

                       STATEMENT OF EXECUTIVE COMPENSATION

Composition of the Employee Compensation Committee

The Employee Compensation Committee of the Board of Directors (the "Committee") is comprised of three directors of the Corporation who are neither officers nor employees of the Corporation or its subsidiaries. The members of the Committee are Mr. Kent Plumley, the Chairman of the Committee, Dr. Denzil Doyle and Mr. Daniel Rusheleau.

As established by the Board of Directors, the terms of reference for the Committee include overall review of current compensation policies and processes to ensure that (i) the Chief Executive Officer and the other Executive Officers are fairly and competitively compensated; (ii) human resources development, succession planning and performance evaluation programs are established and operating effectively throughout the Corporation and (iii) the Corporation's Consolidated Key Employee Stock Option Plan (the "Consolidated Plan") is properly administered.

Report on Executive Compensation

The establishment of salary levels for the executive officers of the Corporation is the responsibility of the Chairman and Chief Executive Officer, together with the President and Chief Operating Officer in the case of those Executive Officers reporting to him; all are subject to review by the Committee. Salaries are reviewed annually and are based on individual performance against specific goals or overall accomplishment, the extent of individual responsibility and comparisons with salaries paid in the industry. On occasion a bonus may be awarded to an individual Executive Officer in recognition of a specific achievement.

A significant component of Executive Compensation consists of grants of stock options under the Consolidated Key Employee Stock Option Plan (the "Consolidated Plan"). Options are granted primarily based on the extent of individual responsibility and performance and on occasion are granted to attract new executives and to recognize job promotions. While the cash compensation of executives is generally believed to be below industry norms in relation to the size and profitability of the Corporation, stock options provide a substantial connection between the total long term remuneration of Executive Officers and corporate performance as reflected in the market value of the Corporation's Common Shares, as well as to directly align the interests of Executive Officers with those of the shareholders.

Options vest after one year and have a maximum term of five years from the date of grant. Shareholders will be asked to approve certain amendments to the Consolidated Plan including amendments to the vesting period (see heading "Resolution No. 1 - Amendment to Newbridge Networks Corporation Consolidated Key Employee Stock Option Plan" below). The exercise price is equal to the average of the average of the daily high and low board lot trading prices on The Toronto Stock Exchange for the five days preceding the date of grant. The value of the options granted to Executive Officers depends on the market price of the Common Shares of the Corporation. Options are not transferable and may be exercised only for so long as the optionholder remains an employee subject to certain exceptions such as death, disability or retirement. When an option is exercised, the Common Shares must be paid for in full.

The Corporation implemented the Newbridge Group Retirement Savings Plan/Deferred Profit Sharing Plan effective January 1, 1997 (the "Group Plan"). Full-time and permanent part-time employees of the Corporation in Canada are eligible to participate in the Group Plan. Employees may contribute a percentage of annual earnings (within the limits prescribed by current Canadian income tax legislation) and the Corporation will, on a matching basis, contribute an amount equal to 50% of the employees contribution, up to a maximum amount equal to 5% of annual salary, into a deferred profit sharing plan. The Group Plan requires two years of membership from the date of enrollment before the contributions made by the Corporation vest to an employee.

The Board of Directors established the level of compensation to be paid to the Chairman and Chief Executive Officer (the "CEO") in 1991 at an amount considered to be reasonable, fair and equitable. Although the compensation of the CEO has been reviewed since that time, the CEO has declined to receive any increase in his annual cash compensation or stock options under either the Consolidated Plan or its predecessor plans.

The foregoing has been furnished by the members of the Employee Compensation Committee of the Board of Directors: Mr. Kent Plumley (Chairman) Dr. Denzil Doyle, Mr. Daniel Rusheleau.

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Summary Compensation Table

The following table states the compensation paid for each of the Corporation's three most recently completed financial years to the Chief Executive Officer and the next four most highly compensated Executive Officers (the "Named Executive Officers") during the fiscal year ended April 30, 1997.

--------------------------------------------------------------------------------------------------------------------------
                                                                                  Long Term
                                            Annual Compensation                  Compensation
                                   --------------------------------------        ------------              All
Name and Principal        Fiscal                         All Other             Securities Under           Other
Position                  Year       Salary   Bonus    Compensation/(1)/      Options Granted/(2)/     Compensation

--------------------------------------------------------------------------------------------------------------------------
Terence H. Matthews /(3)/  1997     $175,790    --        $22,584                      --                   --
Chairman of the Board      1996     $149,791    --        $47,105                      --                   --
& CEO                      1995     $148,800    --        $49,878                      --                   --



Peter Sommerer             1997    $209,511     --         $7,043                    70,000                 --
Vice Chairman of the       1996    $211,147     --         $3,472                    40,000                 --
Board                      1995    $194,372     --         $3,342                    20,000                 --


F. Michael Pascoe          1997    $231,880     --        $13,525                    20,000             $31,814/(5)/
Executive Vice President   1996    $231,438     --         $9,400                    42,000             $16,869/(5)/
and General Manager        1995    $234,872     --         $9,443                    12,000             $30,444/(5)/
Americas Region


John Everard               1997     $258,875    --        $29,860                    40,000             $20,710/(4)/
Executive Vice President   1996     $237,574    --        $27,902                    12,000             $19,006/(4)/
and General Manager        1995     $215,987    --        $21,395                    10,000             $13,291/(4)/
European  Region


Scott Marshall             1997     $202,413    --        $10,063                    20,000                 --
Executive Vice President   1996     $135,243    --         $6,308                    96,000                 --
Research & Development     1995     $136,270    --         $6,279                    16,000                 --


--------------------------------------------------------------------------------------------------------------------------

(1) Except as specifically disclosed, the value of each Named Executive Officer's perquisites and other benefits was less than the lesser of (i) $50,000 and (ii) 10% of such officer's total annual salary and bonus. The amounts paid under "All Other Compensation" to Mr. Matthews, Mr. Sommerer, Mr. Pascoe, Mr. Marshall and Mr. Everard principally represent payments for automobile leases unless otherwise indicated.

(2) During the fiscal year ended on April 30, 1997, the Board of Directors declared a two-for-one stock split effected in the form of a 100% stock dividend. The numbers shown in the table for previous years have been adjusted to reflect the stock split. Each option entitles the holder to acquire the indicated number of Common Shares. Particulars of stock options are provided under the heading "Stock Options".

(3) Terence H. Matthews' compensation is paid by means of a management fee to a company which is controlled by Mr. Matthews.

(4) Amounts paid to Mr. Everard under "All Other Compensation" represent contributions paid into a Retirement Benefit Plan on Mr. Everard's behalf, which Plan is available to all employees of the Corporation's United Kingdom subsidiary. Under the Plan the employer contributed 8% of the Executive Officer's pensionable earnings. Benefits payable upon retirement under the Plan are derived from a pension annuity policy purchased from an insurance company.

(5) Amounts paid to Mr. Pascoe under "All Other Compensation" represent, in part, the Corporation's share of contributions paid into a 401(k) retirement benefit plan on Mr. Pascoe's behalf, which plan is available to all employees of the United States subsidiary. Under the plan, the employer contributed 50% of the first 6% of the employees base salary contributed to the plan. The balance of the amount disclosed under "All Other Compensation" represents employer contributions paid for health and disability insurance. [In 1995, the amount disclosed under "All Other Compensation" includes relocation benefits paid to Mr. Pascoe.


Stock Options

The following table provides details of grants of options to purchase Common Shares of the Corporation to each of the Named Executive Officers during the fiscal year ended April 30, 1997:

-------------------------------------------------------------------------------------------------------------------
                          Securities       % of Total          Exercise     Market Value        Expiration
     Name                 Under         Options Granted         Price      of Securities           Date
                          Options       to Employees in          per         Underlying
                          Granted       Financial Year         Security      Options on
                                                                           Date of Grant

-------------------------------------------------------------------------------------------------------------------
Terence H. Matthews          --                 --                --             --                 --

Peter Sommerer             20,000             .281%             $30.18         $30.18           July 26/00
                           50,000             .704%             $38.86         $38.86           Jan.  6/02

F. Michael Pascoe          20,000             .281%             $30.18         $30.18           July 26/00

John Everard               40,000             .563%             $30.18         $30.18           July 26/00

Scott Marshall             20,000             .281%             $30.18         $30.18           Jan.  6/02


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

The following table provides details of exercises of stock options by each of the Named Executive Officers during the fiscal year ended April 30, 1997 and the fiscal year end value of unexercised stock options based on the closing price of $44.60 per Common Share on April 30, 1997:

-----------------------------------------------------------------------------------------------------------------
                        Securities           Aggregate             Unexercised                  Value of
                         Acquired              Value                 Options                  Unexercised
Name                    on Exercise           Realized            Exercisable(E)              in-the-Money
                                                                 Unexercisable(U)                Options
                                                                                             Exercisable [E]
                                                                                            Unexercisable [U]
-----------------------------------------------------------------------------------------------------------------
Terence H. Matthews          --                  --                    --                        --

Peter Sommerer            132,000            $3,805,920             [E]  59,996               [E] $1,143,185
                                                                    [U] 120,004               [U] $1,856,899

F. Michael Pascoe             -                   -                 [E]  35,332               [E]   $844,707
                                                                    [U]  58,668               [U] $1,232,832

John Everard               10,666              $232,476             [E]       2               [E]        $49
                                                                    [U]  54,668               [U]   $928,303

Scott Marshall             92,000            $2,744,385             [E]  42,664               [E]   $841,162
                                                                    [U]  89,336               [U] $1,438,757

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

Compensation of Directors

Non-employee directors of the Corporation ("Director Participants") receive an option to purchase 10,000 Common Shares under the Consolidated Plan on the date of each annual meeting of shareholders at which such director is elected to the Board of Directors. A Director Participant who is appointed to the Audit Committee, the Employee Compensation Committee, the Directors' Affairs Committee or any future committee established by the Board of Directors and declared by the Board of Directors to be a standing committee ("Standing Committee"), other than as Chair of such Standing Committee, receives an option to purchase 2,000 Common Shares upon annual appointment to a Standing Committee. A Director Participant who is appointed Chair of a Standing Committee receives an option to purchase 4,000 Common Shares upon annual appointment as Chair. Directors are entitled to reimbursement of all expenses for attendance at Board and Standing Committee meetings. Directors do not receive a fee for attendance at meetings of the Board of Directors or Committees thereof. During the fiscal year ended April 30, 1997 Director Participants as a group received options to purchase 277,000 Common Shares at a weighted average exercise price of $38.06 per share. During the fiscal year ended April 30, 1997, Director Participants as a group exercised options to purchase 257,998 Common Shares. The aggregate market value of these Common Shares as at the respective dates of purchase, less the exercise price, was $1,809,500. As at June 12, 1997, 12 Director Participants held options to purchase 672,670 Common Shares.

Directors' and Officers' Liability Insurance

The Corporation maintains Directors' and Officers' Liability Insurance in the amount of US$15,000,000 for the benefit of the directors and officers of the Corporation and its subsidiaries. During the fiscal year ended April 30, 1997, the amount of premium paid under the policy was US$1,041,021 which covers a 3 year period from November 1, 1996 to November 1, 1999. No portion of the premium was paid by the directors and officers of the Corporation. The policy provides for a retention of US$1 million for each loss claimed by the Corporation. The by-laws of the Corporation generally provide that the Corporation shall indemnify a director or officer of the Corporation against liability incurred in such capacity including acting at the Corporation's request as director or officer of another corporation, to the extent permitted or required by the CBCA.


Performance Graph

The following graph compares the cumulative return on $100 invested in Common Shares of the Corporation with selected indices, assuming reinvestment of all dividends. The Corporation's management consistently cautions that

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the stock price performance shown in the graph below should not be considered indicative of potential future share price performance.

Comparison of Cumulative Total Return Among Newbridge, NYSE Composite Index, Pacific Stock Exchange Technology Index and TSE 300 Index for the period May 1, 1992 to April 30, 1997



                           [LINE GRAPH APPEARS HERE]


-------------------------------------------------------------------------------------------------------------------
                    April '92       April '93       April '94       April '95       April '96        April '97
-------------------------------------------------------------------------------------------------------------------
Newbridge              $100            $455            $812            $493           $1,024          $1,042

-------------------------------------------------------------------------------------------------------------------
Pacific Stock          $100            $111            $139            $190             $264            $298
Exchange
Technology Index
-------------------------------------------------------------------------------------------------------------------
NYSE Composite         $100            $107            $110            $121             $154            $183

-------------------------------------------------------------------------------------------------------------------
TSE 300 Index          $100            $113            $127            $128             $156            $178

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

Interest of Insiders in Material Transactions

The Corporation leases facilities in Canada and the United Kingdom from companies controlled by Terence H. Matthews, Chairman of the Board and Chief Executive Officer and the largest shareholder of the Corporation, under terms and conditions reflecting prevailing market conditions at the time the leases were entered into. Approximately 343,000 square feet has been leased for various terms expiring between September 1997 and May 2002 at rates between $9.25 and $14.00 per square foot (approximately $3,200,000 per year). During the fiscal year ended April 30, 1996 the Corporation purchased a facility from a company controlled by Mr. Matthews for its fair market value of $5,244,000.

During the fiscal year ended April 30, 1997, the Corporation paid $2,621,000 for research and development services from associated companies under usual trade terms and conditions (fiscal 1996 -- $507,000). The Corporation also purchased $8,597,000 of equipment and software from associated companies under usual trade terms, generally for resale (fiscal 1996 -- $7,442,000). The Corporation sold $20,559,000 of equipment and software to associated companies under usual trade terms, generally for resale (fiscal 1996 -- $1,207,000). The Corporation has equity interests in these associated companies ranging from 22% to 39% and is represented on the boards of directors of these companies.

During the fiscal year ended April 30, 1997, the Corporation purchased approximately $3,393,000 of equipment under usual trade terms and conditions from companies in which the Corporation has no equity interest, but for which certain directors of the Corporation served as chief executive officer and as a director and from corporations for which Terence H. Matthews served as a director (fiscal 1996 -- $944,000).

During the fiscal year ended April 30, 1996, the Corporation performed subcontracted research and development under agreements between the Corporation and corporations controlled by three directors of the Corporation. Subcontracted research and development under these agreements totalled $3,200,000 for fiscal 1996 (fiscal 1995 -- $4,900,000) and is accounted for as a recovery of gross research and development costs. The period covered by the subcontracted research and development agreements ended in the third quarter of fiscal 1996. The Corporation will pay a net royalty between 2% and 10%, depending on the level of cumulative royalties paid, on all sales of products developed.

Certain officers and directors of the Corporation and members of their immediate families own Common Shares in entities in which the Corporation also owns Common Shares.

The Corporation has a policy that all transactions between the Corporation and it's officers, directors, principal shareholders or their affiliates, including the extension of any credit, will be on terms no less favourable to the Corporation than could be obtained from unrelated third parties and will be approved by a majority of the Board of Directors and a majority of the Corporation's disinterested directors.